Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-188345-03

May 14, 2013

NSTAR Electric Company

Pricing Term Sheet

Issuer:	NSTAR Electric Company

Security:	$200,000,000 Floating Rate Debentures due May 17, 2016

Trade Date:	May 14, 2013

Settlement Date:	May 17, 2013

Maturity:	May 17, 2016

Interest Rate:	3-month U.S. Dollar LIBOR (Reuters LIBOR01 page) plus 0.24%

Price to Public:	100%

Initial Interest Rate:	3-month U.S. Dollar LIBOR plus 0.24% (determined as if the Settlement Date were an Interest Reset Date)

Interest Payment and Reset Dates:	Quarterly on the 17th of each May, August, November, and February, commencing August 17, 2013

Interest Determination Dates:	The second London Business Day immediately preceding the applicable Interest Reset Date

Redemption Provisions:	Redeemable on or any time after May 17, 2014, at a price equal to 100% plus accrued and unpaid interest

Day Count / Business Day Convention:	Actual / 360; Modified Following, Adjusted

CUSIP / ISIN:	67021CAH0/US67021CAH07

Ratings*:	A2 (Moody’s); A- (S&P); A+ (Fitch)

Joint Book-Running Managers:	Barclays Capital Inc. RBC Capital Markets, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at (888) 603-5847 or RBC Capital Markets, LLC at (866) 375-6829.